October 7, 2024

Darren Watt
General Counsel
RB GLOBAL INC.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois, USA 60154

       Re: RB GLOBAL INC.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-13425
Dear Darren Watt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences